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VF3-3-05

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SECUR ....MISSION
...., D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 4 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 65812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Pacific Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3800 Howard Hughes Parkway, 7th Floor
(No. and Street)

Las Vegas   NV   89109
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Viney Singal   (310) 497-2806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., # 59, Encino,   CA   91316
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Viney Singal _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Silver Pacific Advisors, LLC _____ , as of _____ December 31, _____ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____   Viney Singal
                                                                  Signature

                                                                  Member
                                                                  _____
                                                                  Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PACIFIC ADVISORS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2004

SILVER PACIFIC ADVISORS, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 ● (818) 342-4299

INDEPENDENT AUDITORS' REPORT

Board of Members
Silver Pacific Advisors, LLC
Las Vegas, Nevada

I have audited the accompanying statement of financial condition of Silver Pacific Advisors, LLC. as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Pacific Advisors, LLC. as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 11, 2005

2

SILVER PACIFIC ADVISORS, LLC

Statement of Financial Condition
December 31, 2004

ASSETS

Cash (Note 1)	$	410,282
Accounts receivable		48,965
Office equipment-		
net of accumulated depreciation of $1,963		7,028
Other assets		28,806
Total assets	$	495,081

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	36,880
Accrued bonuses		250,000
Total liabilities	$	286,880
Members' equity		208,201
Total liabilities and members' equity	$	495,081

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Income
For the year ended December 31, 2004

REVENUES:

Advisory fee income	$ 2,263,806
Total income	2,263,806

EXPENSES:

Commissions and bonuses	1,015,422
Employee salaries	631,362
Professional fees	170,661
Occupancy	46,411
Travel and entertainment	149,926
Other operating expenses	183,104
Total expenses	2,196,886

NET INCOME	$ 66,920

SILVER PACIFIC ADVISORS, LLC

Statement of Members' Equity
For the year ended December 31, 2004

	Members' Equity		Net Income		Total Members' Equity
Beginning balance January 1, 2004	$ 141,281				$ 141,281
Net income			66,920		66,920
Ending balance December 31, 2004	$ 141,281	$	66,920	$	208,201

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Statement of Cash Flows
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	66,920
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,559
(Increase) decrease in:		
Accounts receivable		68,511
Other assets		(28,330)
Increase (decrease) in:		
Accounts payable		(20,771)
Accrued bonuses		250,000
Total adjustments		270,969
Net cash provided by operating activities		337,889

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of funiture and equipment		(3,947)
Net cash used in investing activities		(3,947)
Increase in cash		333,942
Cash at beginning of year		76,340
Cash at end of year	$	410,282

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

SILVER PACIFIC ADVISORS, LLC

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Silver Pacific Advisors, LLC (the "Company") was formed in Nevada on July 16, 2003 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of Nevada.

The firm is a Limited Liability Company, wholly owned by its members. The managing members are Viney Singal and Evan Bedell.

The firm operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services primarily on real estate projects in Nevada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash:

Cash equivalents include highly liquid in investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Comprehensive Income:`

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2004.

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counters-parties primarily include broker-dealers, banks, and other institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of Nevada.

SILVER PACIFIC ADVISORS, LLC

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (Continued)

Leases:

During the period the firm operated from premises leased under one of the managing members' obligation. There were no allocation of expense for the accommodation of the firm and the firm is not obligated to record one. On February 1, 2004 the firm entered into a month-to-month lease obligation with Kummer Kaempfer Bonner & Renshaw, Ltd at 3800 Howard Hughes Parkway, Las Vegas, Nevada terminating on January 31, 2005 for 12 months with a 30-day notice requirement. The firm is currently on a month to month lease with termination by either party with 30 day notice.

The Company leased telephone equipment for a term of twenty-four months beginning February 1, 2004. The future lease payments are as follows

Year	Amount
2005	$ 5,971
2006	$ 497

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. The State of Nevada does not impose minimum LLC fees.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2004 the company had a net capital of $123,402 which is $104,277 in excess of the minimum of $19,125 required and its ratio of aggregate indebtedness ($286,880) to net capital was 2.32 which is less than the 15 to 1 maximum ratio of a broker dealer.

SILVER PACIFIC ADVISORS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2004

	Focus 12/31/04	Audit 12/31/04	Change
Members' equity, December 31, 2004	$ 208,201	$ 208,201	-
Subtract - Non allowable assets:	-	-	-
Accounts receivable	48,965	48,965	-
Fixed assets	7,028	7,028	-
Other assets	28,806	28,806	-
Tentative net capital	123,402	123,402	-
Haircuts	-	-	-
NET CAPITAL	123,402	123,402	-
Minimum net capital	19,125	19,125	-
Excess net capital	$ 104,277	$ 104,277 $	-
Aggregate indebtedness	286,880	286,880	-
Ratio of aggregate indebtedness to net capital	2.32%	2.32%	

There were no noted differences between the audit and Focus
filed for December 31, 2004.

SILVER PACIFIC ADVISORS, LLC

December 31, 2004

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the Proviosion of Rule 15c3-3 (k) (2) (i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k) (2) (i) exemptive provision

The accompanying notes are an integral part of these financial statements

10

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Members,
Silver Pacific Advisors, LLC
Las Vegas, NV

In planning and performing my audit of the financial statements of Silver Pacific Advisors, LLC for the year then ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Silver Pacific Advisors, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Board of Members,
Silver Pacific Advisors, LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering Provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 11, 2005